The 2023 ETF Series Trust 485BPOS

Exhibit 99.(h)(xii)

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, effective as of December 10, 2025, by and between Transamerica Asset Management, Inc. (the “Investment Manager”), and The 2023 ETF Series Trust (the “Company”), on behalf of each series of the Company set forth in Schedule A (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Company is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Company; and

WHEREAS, the Company and the Investment Manager have entered into investment advisory agreements on behalf of the Funds (“Management Agreements”), pursuant to which the Investment Manager provides investment management services to each Fund for compensation based on the value of the average daily net assets of each such Fund; and

WHEREAS, the Company and the Investment Manager have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each such Fund may normally be subject; and

NOW, THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

1.1.              Applicable Expense Limit. The Investment Manager agrees to reduce the investment management fees payable to it pursuant to the Management Agreements and make payments to the Funds to the extent necessary to limit the ordinary operating expenses incurred by each Fund in any fiscal year, excluding acquired fund fees and expenses, dividend and interest expenses related to short sales, interest (including borrowing costs and overdraft charges), taxes, brokerage commissions, extraordinary expenses such as litigation, and other expenses not incurred in the ordinary course of such Fund’s business (“Fund Operating Expenses”) to the Operating Expense Limit, as defined in Section 1.2 below.

With respect to certain Funds, if indicated in a footnote to Schedule A, “Fund Operating Expenses” shall include acquired fund fees and expenses and mean the ordinary operating expenses incurred by each Fund in any fiscal year, excluding dividend and interest expenses related to short sales, interest (including borrowing costs and overdraft charges), taxes, brokerage commissions, extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of such Fund’s business.

For each Fund, any amount of Fund Operating Expenses above the Operating Expense Limit (such excess amount, the “Excess Amount”) shall be the liability of the Investment Manager.

1.2.              Operating Expense Limit. The “Operating Expense Limit” in any fiscal year with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of such Fund.

1.3.              Duration of Operating Expense Limit. The Operating Expense Limit with respect to each Fund shall remain in effect until the date specified on Schedule A. The Investment Manager may extend, but may not during the term of this Agreement shorten, the duration of the Operating Expense Limit for a Fund by delivering a revised Schedule A to the Company reflecting such extension. Such an extension must continue at the same (or lower) Operating Expense Limit amount specified on Schedule A.

Method of Computation.

If the annualized Fund Operating Expenses of a Fund exceed the Operating Expense Limit, the management fees payable to the Investment Manager generally will be waived in an amount sufficient to reduce the Excess Amount so that the annualized Fund Operating Expenses equal the Operating Expense Limit.

If such waiver of management fees is not sufficient to equal the Operating Expense Limit, the Fund will accrue a receivable from the Investment Manager in an amount sufficient so that the annualized Fund Operating Expenses equal to the Operating Expense Limit.

In case a Fund needs to accrue such receivables from the Investment Manager during any month, the Fund will inform the Investment Manager about the Excess Amount owed to the Fund for that month and the Investment Manager will remit to the Fund promptly after the end of the month an amount that, together with already waived management fees, is sufficient to pay that month’s Excess Amount.

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1.4.            Periodic Adjustments. As necessary, daily, monthly and annual adjustments, accruals or payments will be made by the appropriate party to ensure that the amount of the management fees waived and payments remitted to a Fund by the Investment Manager equal the Excess Amount for any Fund fiscal year during the duration of this Agreement.

2.	Term and Termination of Agreement.

Unless the Investment Manager has extended the duration of the Operating Expense Limit with respect to a Fund pursuant to Section 1.3 of this Agreement, this Agreement shall automatically renew effective January 28, 2029 and every January 28th of every year thereafter for one-year terms until such time as the Investment Manager provides at least 60 days’ advance written notice of non-renewal past the then-current term. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Investment Management Agreement of that Fund.

3.	Miscellaneous.

3.1.              Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2.              Interpretation. Nothing herein contained shall be deemed to require the Company or the Funds to take any action contrary to the Company’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Company’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Company or the Funds.

3.3.              Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer

THE 2023 ETF SERIES TRUST

By:	/s/ Eric Falkeis
Eric Falkeis
President

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SCHEDULE A

THE 2023 ETF SERIES TRUST

OPERATING EXPENSE LIMITS

This Schedule relates to the following Funds of the Company as of December 10, 2025:

Fund Name	Expense Cap	Effective Through
Transamerica Bond Active ETF	0.39%	January 28, 2029
Transamerica Large Value Active ETF	0.49%	January 28, 2029

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SCHEDULE B

DATED AS DECEMBER 10, 2025

THE 2023 ETF SERIES TRUST

FUNDS SUBJECT TO EXPENSE REIMBURSEMENT

Transamerica Bond Active ETF

Transamerica Large Value Active ETF

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